August 5, 2022

Gregory Herbers

Sherry Haywood

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Aptera Motors Corp.

Post-Qualification Amendment to Form 1-A

Filed July 13, 2022

File No. 024-11479

Dear Mr. Herbers and Ms. Haywood:

We acknowledge receipt of the comments in the letter dated August 5, 2022 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement of Aptera Motors Corp. (the “Company”), which we have set out below, together with our responses.

Post Qualification Amendment to Form 1-A filed July 13, 2022

General

1.

We note that Item 4 of Part I indicates that you propose to offer up to 3,330,165 shares at $10.50 with a maximum of over $32 million. Additionally, Item 6 of Part I indicates that the company received $42,533,272 in consideration from what appears to be securities issued pursuant to Regulation A. Please tell us how the offering does not exceed the $75 million offering limit in Rule 251(a)(2). Please note that for purposes of calculating the maximum offering amounts permissible under Rule 251(a)(2), an issuer must reduce the maximum offering amount sought to be qualified by the amount which such issuer has sold during the previous 12-month period.

We respectfully acknowledge the Staff’s comment, and the Company has amended the total number of shares currently available in this Offering. In addition, the Company has amended Part I, Item 4 “Clarification of responses (if necessary)” to clarify that some of the shares may be issued at a lower per share price. As this is a post qualification amendment for an offering where sales were taking place, there are currently shares for which the Company has signed subscription agreements, but for which the Company has not completed the settlement process and is still processing those subscriptions, including gathering the proper materials from investors to comply with AML and KYC requirements. The total number of shares available includes extra shares if the Company can issue shares under those subscription agreements at the lower price. The Company has amended the disclosure on the cover and in “Plan of Distribution and Selling Securityholders.” Should the Company not issue securities to those individuals, the Company will issue less securities at the higher price of $10.20. The Company understands that it cannot issue more than $75 million of securities under Regulation within a 12-month period.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Aptera Motors Corp. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc: Chris Anthony

Chief Executive Officer

Aptera Motors Corp.